FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Dent, Gerald J.                          Zions Bancorporation                                         01-13-2003
One South Main, Suite 1134               ZION
Salt Lake City, UT  84111

6. Relationship of Reporting Person to Issuer (Check all applicable)

_Director   _10% Owner    [X] Officer (give title below)  _Other (specify below)
                          Executive Vice Pres.

7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock                              12,181.7745(a)  A                                I          By 401(k) Plan

Common Stock                                 864.4787(b)  A               35,628.4979      I          By 401(k) Plan

Common Stock         12-04-2002   G   V           600     D                                I          By C&G Dent Family Loving Trst

Common Stock         12-20-2002   G   V         1,500     D                                I          By C&G Dent Family Loving Trst

Common Stock         01-09-2003   M             2,500     A   $31.00(c)   75,890           I         By C&G Dent Family Loving Trst

Common Stock                                 1,363.544(d) A               11,987.173       I         By Dividend Reinvestment Plan

Common Stock                               12,181.7745(a) D                 None           I         By Employee Stock Savings Plan

Common Stock                                                               3,680           I         By IRA

Common Stock         12-04-2002   G   V            600    A                1,000           I         Custodian for Minor Children(e)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Phantom Stock                                                            Common Stock                  2,218.  D
                                                                                                       9096

Stock Option (right   $31.00  01-09  M              2,500    (c)   03-20 Common Stock  2,500   (c)     87,686  D
to buy)                       -2003                                -2003


Explanation of responses:

          a. Shares transferred from terminated stock savings plan to 401(k) plan. No new acquisition of shares.

          b. During the calendar year ended December 31, 2002, the reporting person acquired the shares indicated under the company's 401(k) Plan at prices ranging from $34.45 to $59.40 per share.

          c. Option granted under Zions Bancorporation Key Employee Incentive Stock Option Plan. Shares vest 25% per year for 4 years.

          d. During the calendar year ended December 31, 2002, the reporting person acquired the shares indicated under the Zions Bancorporation Dividend Reinvestment and Common Stock Purchase Plan.

          e. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

          f. Each phantom stock unit represents one share of the company's Common Stock.

Signature of Reporting Person:

         /s/Clark B. Hinckley
         --------------------------------------------------
         as Attorney In Fact for Gerald J. Dent